                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 6)(1)

                                UTI ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   903387 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               MARK S. SIEGEL C/O REMY CAPITAL PARTNERS III, L. P.
              1801 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067
                                 (310) 843-0050
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 903387 10 8

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    REMY CAPITAL PARTNERS III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    N/A                                                                      [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,729,524
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,729,524
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,729,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     N/A                                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------
*See Item 5 herein.

                                  SCHEDULE 13D

CUSIP NO. 903387 10 8

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    REMY INVESTORS AND CONSULTANTS, INCORPORATED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    N/A                                                                      [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,729,524
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,729,524
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,729,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     N/A                                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
*See Item 5 herein.

                                  SCHEDULE 13D

CUSIP NO. 903387 10 8

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MARK S. SIEGEL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    N/A                                                                      [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,731,191
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,731,191
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,731,191
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     N/A                                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*See Item 5 herein.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

                  No change since Amendment No. 5 to Schedule 13D was filed on December 28, 2000 ("No Change").

ITEM 2.  IDENTITY AND BACKGROUND

                  No Change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  No Change.

ITEM 4.  PURPOSE OF TRANSACTION

                  No Change.

         (a) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER;

                  Reporting Person (as that term is defined in Amendment No. 4 to Schedule 13D filed on October 15, 1997) has no present intention, plan, or proposal with respect to this paragraph.

         (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OF LIQUIDATION, INVOLVING THE ISSUER OR OF ANY OF ITS SUBSIDIARIES;

                  Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

         (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (d) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE, INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN THE INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.


         (g) CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.


         (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (j)      ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      AMOUNT OF SHARES OWNED

                  Remy Capital Partners III, L.P. ("Remy Capital"), beneficially owns 4,729,524 shares of Common Stock of the Company (approximately 12.6% of the Company's outstanding shares). Remy Investors and Consultants, Incorporated ("Remy Investors"), which is the sole General Partner of Remy Capital and controls all investment activities of Remy Capital, is deemed to be the beneficial owner of all shares beneficially owned by Remy Capital. Mark S. Siegel is the sole shareholder of Remy Investors and is deemed to be the beneficial owner of all shares beneficially owned by Remy Investors. In addition, Mr. Siegel owns presently exercisable options to purchase 1,001,667 shares of Common Stock and, accordingly, is deemed to be the beneficial owner of an aggregate of 5,731,191 shares (approximately 15.3% of the Company's outstanding shares).

         (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE

                           Remy Capital:                      4,729,524
                           Remy Investors:                    4,729,524
                           Mark S. Siegel:                    5,731,191

                  (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE

                           Remy Capital:                      0
                           Remy Investors:                    0
                           Mark S. Siegel:                    0

                  (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           Remy Capital:                      4,729,524
                           Remy Investors:                    4,729,524
                           Mark S. Siegel:                    5,731,191


                  (iv)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           Remy Capital:                      0
                           Remy Investors:                    0
                           Mark S. Siegel:                    0

         (c)      TRANSACTIONS IN THE REPORTED CLASS OF SECURITIES

                  On January 16, 2001, Remy Capital sold 1,300,000 shares of Common Stock of the Company to Raymond James & Associates, Inc. ("Raymond James"), pursuant to an Underwriting Agreement dated January 10, 2001, by and among Remy Capital, the Company and Raymond James. Remy Capital sold the shares to Raymond James for a price of $28.50 per share or a total of $37,050,000.00.

         (d) - (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following exhibits to this Schedule 13D are filed herewith or are incorporated by reference as indicated:

                  (1)*     Joint Acquisition Statement.

                  (2) Underwriting Agreement dated January 10, 2001, by and among Remy Capital Partners III, L.P., UTI Energy Corp. and Raymond James & Associates, Inc. (incorporated by reference to Exhibit 1.1 to UTI's Current Report on Form 8-K, dated January 10, 2001, filed with the Securities and Exchange Commission on January 11, 2001).

                  (3) Underwriting Agreement dated December 19, 2000, by and among Remy Capital Partners III, L.P., UTI Energy Corp. and CIBC World Markets Corp. (incorporated by reference to Exhibits 1.1 to UTI's Current Report on Form 8-K, dated December 19, 2000, filed with the Securities and Exchange Commission on December 20,
                           2000).

                  (4) Underwriting Agreement dated December 12, 2000, by and among Raymond James & Associates, Inc., UTI Energy Corp., Remy Investors and Consultants, Incorporated and Kenneth N. Berns (incorporated by reference to Exhibit 1.1 to UTI's Current Report on Form 8-K, dated December 13, 2000, filed with the Securities and Exchange Commission on December 14,
                           2000).

                  (5) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (previously filed with initial filing of Schedule 13D).

                  (6) Stock Option Agreement entered into effective as of December 19, 1995, between Remy Investors and UTI Energy Corp. (previously filed with Amendment No. 1 to Schedule 13D).

                  (7) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to (i) the grant to Mr. Siegel of options to purchase 165,000 shares at $8.13 per share effective February 13, 1997, and
                           (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (previously filed with Amendment No. 2 to
                           Schedule 13D).

                  (8) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997 (previously filed with Amendment No. 5 to Schedule 13D).

                  (9) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997 (previously filed with Amendment No. 5 to Schedule 13D).

                  (10) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999 (previously filed with Amendment No. 5 to Schedule
                           13D).

                  (11) Underwriting Agreement dated September 30, 1997, by and among UTI Energy Corp., Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as representatives of the several underwriters named therein, and the selling stockholders named therein (previously filed with Amendment No. 3 to Schedule
                           13D).

------------------------
*Filed herewith.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 17, 2001


                                     REMY CAPITAL PARTNERS, III, L.P.

                                     By:  Remy Investors and Consultants, Inc.,
                                          its General Partner


                                              /s/ Mark S. Siegel
                                          --------------------------------------
                                                  Mark S. Siegel
                                                  President


                                     REMY INVESTORS AND CONSULTANTS, INC.


                                     By:      /s/ Mark S. Siegel
                                          --------------------------------------
                                                  Mark S. Siegel
                                                  President


                                              /s/ Mark S. Siegel
                                          --------------------------------------
                                                  Mark S. Siegel

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------
 (1)*          Joint Acquisition Statement.

 (2) Underwriting Agreement dated January 10, 2001, by and among Remy Capital Partners III, L.P., UTI Energy Corp. and Raymond James & Associates, Inc. (incorporated by reference to Exhibit 1.1 to UTI's Current Report on Form 8-K, dated January 10, 2001, filed with the Securities and Exchange Commission on January 11, 2001).

 (3) Underwriting Agreement dated December 19, 2000, by and among Remy Capital Partners III, L.P., UTI Energy Corp. and CIBC World Markets Corp. (incorporated by reference to Exhibits 1.1 to UTI's Current Report on Form 8-K, dated December 19, 2000, filed with the Securities and Exchange Commission on December 20,
               2000).

 (4) Underwriting Agreement dated December 12, 2000, by and among Raymond James & Associates, Inc., UTI Energy Corp., Remy Investors and Consultants, Incorporated and Kenneth N. Berns (incorporated by reference to Exhibit 1.1 to UTI's Current Report on Form 8-K, dated December 13, 2000, filed with the Securities and Exchange Commission on December 14,
               2000).

 (5) Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital (previously filed with initial filing of Schedule 13D).

 (6) Stock Option Agreement entered into effective as of December 19, 1995, between Remy Investors and UTI
               Energy Corp. (previously filed with Amendment No. 1 to Schedule 13D).

 (7) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to (i) the grant to Mr. Siegel of options to purchase 165,000 shares at $8.13 per share effective February 13, 1997, and
               (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (previously filed with Amendment No. 2 to
               Schedule 13D).

 (8) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997 (previously filed with Amendment No. 5 to Schedule 13D).

 (9) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997 (previously filed with Amendment No. 5 to Schedule 13D).

 (10) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999 (previously filed with Amendment No. 5 to Schedule
               13D).

 (11) Underwriting Agreement dated September 30, 1997, by and among UTI Energy Corp., Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International, as representatives of the several underwriters named therein, and the selling stockholders named therein (previously filed with Amendment No. 3 to Schedule
               13D).

------------------------
*Filed herewith.